                                                              EXHIBIT (a)(1)(xi)




                      Press Release dated November 6, 2001.

         Louisville, Kentucky November 6, 2001. NTS-Properties VI announced today that the issuer tender offer for up to 6,000 Limited Partnership Interests in NTS-Properties VI, which commenced on June 25, 2001, as amended on July 30, 2001, August 31, 2001, September 21, 2001 and October 16, 2001, expired on October 31, 2001.

         The final results of the Offer are as follows: As of October 31, 2001, a total of 5,566 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase up to 6,000 Interests, and all 5,566 Interests tendered were accepted by the Offerors, without proration. NTS-Properties VI repurchased 100 Interests at a price of $380.00 per Interest, pursuant to the Offer, and ORIG, LLC purchased 5,466 Interests at a price of $380.00 per Interest.